FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 31, 2007

FOR IMMEDIATE RELEASE

QUEBECOR MEDIA TO ACQUIRE

OSPREY MEDIA

TORONTO, CANADA AND MONTREAL, CANADA– May 31st, 2007 – Osprey Media Income Fund (OSP.UN – TSX) and Quebecor Media Inc. announced today that they had entered into an acquisition and support agreement pursuant to which Quebecor Media will make a take-over bid to acquire all of the outstanding units of Osprey Media at a cash price of $7.25 per unit (the “Offer”). The Offer price represents a total equity value of Osprey Media of approximately $355.5 million and a total enterprise value of approximately $516.9 million.

Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

The Board of Trustees of Osprey Media, based on the unanimous recommendation of the Special Committee of the Board of Trustees, has unanimously recommended that unitholders tender to the Offer. Both the Special Committee and the Board have made their recommendations with the benefit of input from the Special Committee’s legal and financial advisors. CIBC World Markets, the financial advisor to the Special Committee and Osprey Media, rendered an opinion to the Special Committee, subject to the assumptions and limitations described therein, that the consideration to be offered pursuant to the Offer is fair from a financial point of view to unitholders of Osprey Media other than unitholders who have agreed with Quebecor Media to tender their units to the Offer.

Scotia Merchant Capital Corporation and Ontario Teachers Pension Plan, the principal unitholders of Osprey Media, have agreed, subject to certain conditions, to tender to the Offer approximately 53.9% of the total units outstanding.

The transaction with Quebecor Media represents the culmination of the strategic alternative review process that was announced on March 5, 2007. The transaction with Quebecor Media, in the view of the Special Committee and the Board, was the most attractive offer made for the units of Osprey Media and represents the best alternative available for the unitholders, having regard to the risks associated with other alternatives.

“The offer from Quebecor Media reflects a strong value for unitholders while providing an excellent strategic fit for our newspapers”, said Michael Sifton, President and CEO of Osprey Media.

“We believe that the addition of the assets of Osprey to our existing portfolio in the print media sector will make our organization better equipped to meet the challenges facing our industry. With the combination of Sun Media and Osprey, Quebecor Media consolidates its role as a leader in the industry”, said Pierre Karl Péladeau, President and CEO of Quebecor Media.

The $7.25 per unit cash consideration represents a 30.6% premium over the closing price of the Units on March 5, 2007, the last trading day prior to public announcement that Osprey Media was undertaking a strategic alternative review process. It also represents a 4.8% premium over the closing price of the units on May 31, 2007, the last trading day prior to the announcement of the Offer and a 9.8% premium over the volume weighted average price of the Units over the last 30 trading days.

A take-over bid circular containing the terms of the Offer will be mailed to unitholders together with a Trustee’s circular describing Osprey Media’s strategic alternative review process. Once mailed, these documents will also be available on the SEDAR website at www.sedar.com. The Offer will be subject to customary conditions, including the tender to the Offer of a sufficient number of units that will result in Quebecor Media owning at least 66 2/3% of the outstanding units, required regulatory approvals and the absence of a material adverse change with respect to Osprey Media. The Offer documents are expected to be mailed on or before June 14, 2007 and the transaction is expected to close following receipt of necessary regulatory approvals, which is anticipated for August 2007.

The acquisition and support agreement provides for, among other things, a non-solicitation covenant on the part of Osprey Media, subject to customary “fiduciary out” provisions which entitle Osprey Media to consider and accept a superior proposal, subject to the right of Quebecor Media to match the superior proposal and the payment to Quebecor Media of a termination fee of $15 million. If Osprey Media terminates the acquisition and support agreement to accept a superior proposal, Scotia Merchant Capital Corporation and Ontario Teachers Pension Plan may terminate their agreement with Quebecor Media.

In accordance with the acquisition and support agreement, Osprey Media expects to continue to pay regular monthly distributions to unitholders equal to $0.064 per Unit pending payment for units tendered to the Offer.

About Osprey Media

Osprey Media Income Fund is one of Canada’s leading publishers of daily and non-daily newspapers, magazines and specialty publications. Its publications include 20 daily newspapers and 34 non-daily newspapers together with shopping guides, magazines and other publications.

About Quebecor Media

Quebecor Media is a wholly owned subsidiary of Quebecor Inc. (TSX:QBR.A, QBR.B; TSX), a communications company with operations in North America, Europe, Latin America and Asia. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest newspaper chain in Québec and the second largest in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English-and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, and the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and LeSuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.

For further information:

Michael Sifton

President and Chief Executive Officer

Osprey Media Income Fund

(905) 752-1132 x 225.

Luc Lavoie

Executive Vice President, Corporate Affairs

Quebecor Inc.

Office: (514) 380-1974
Mobile: (514) 947-6672

Lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	June 4, 2007